Trombly Business Law
                                   1163 Walnut Street, Suite 7, Newton, MA 02461
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com


September  12,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance
100  F  Street,  N.E.
Washington,  DC  20549

     Attn:  Inessa  Berenbaum

     RE:  Network  Installation  Corporation
            Form  8-K  filed  February  18,  2005
            File  No.  0-25499

Ladies  and  Gentlemen:

On behalf of Network Installation Corporation (the "Company"), I am responding to oral comments received from the staff of the Securities and Exchange Commission (the "Staff") regarding the Company's Form 8-K filed on February 18, 2005. Set forth below are the Company's responses to the Staff's comments.

Comment  1.
-----------

Please provide disclosures with respect to a change in accountants for the two most recent fiscal years. Please revise the filing to provide disclosures with respect to disagreements and audit reports covering two fiscal years.

Response  1.
------------

The Company respectfully notes that Instruction 1 to Item 304 states the disclosure called for by paragraph (a) of Item 304 need not be provided if it has been previously reported as that term is defined in Rule 12b-2 under the Exchange Act. The Company previously filed a Form 8-K describing the change in auditors on May 4, 2004 that covers the time period questioned by the Staff.

Comment  2.
-----------

Please revise the Form 8-K to include information regarding the going concern opinion.

Response  2.
------------

The Company respectfully notes that Instruction 1 to Item 304 states the disclosure called for by paragraph (a) of Item 304 need not be provided if it has been previously reported as that term is defined in Rule 12b-2 under the Exchange Act. The Company previously filed a Form 8-K describing the change in auditors on May 4, 2004 that covers the time period questioned by the Staff. That Form 8-K disclosed that the Company had a going concern opinion for the fiscal years ended December 31, 2002 and December 31, 2003. The 8-K that the Staff commented on was filed on February 11, 2005. At that time, the Company had not yet filed its 10-KSB for the fiscal year ended December 31, 2004. Therefore, the Company believes it could not have disclosed information about a going concern opinion for the year ended December 31, 2004.


The Company has not amended the Form 8-K because it believes all required disclosure was provided either in the 8-K filed on May 4, 2004 or the 8-K filed on February 11, 2005. Please call the undersigned with any questions or comments regarding this letter, the Current Report on Form 8-K or other matters related to the filing.

Regards,

/s/  Amy  Trombly,  Esq.

Amy  Trombly,  Esq.

cc:     Jeffrey  Hultman,  Network  Installation  Corporation